UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE QUEST DIAGNOSTICS PROFIT SHARING PLAN (FORMERLY THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
500 PLAZA DRIVE
SECAUCUS, NJ 07094

The Quest Diagnostics Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021	9

Signature	14

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
The Quest Diagnostics Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Quest Diagnostics Profit Sharing Plan (the “Plan”), formerly The Profit Sharing Plan of Quest Diagnostics Incorporated, as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Line 4(i), Schedule of Assets (Held at End of Year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan's auditor since 2008.

Boston, Massachusetts
June 23, 2022

The Quest Diagnostics Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020
(in thousands)

	2021	2020
Assets
Cash	$1,282	$—
Investments, at fair value	5,661,864	4,917,683
Receivables
Employer contributions receivable	1,864	—
Notes receivable from participants	81,523	97,221
Investment related receivables	3,034	698
Total assets	5,749,567	5,015,602

Liabilities
Investment related payables	582	1,223
Other liabilities	24	1,519
Total liabilities	606	2,742

Net assets available for benefits	$5,748,961	$5,012,860

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021
(in thousands)

Additions:
Investment Income
Net appreciation in fair value of investments	$556,645
Dividends and interest	331,758
Total investment income	888,403

Interest income on notes receivable from participants	5,266

Contributions
Employer	96,990
Participants	200,757
Total contributions	297,747

Total additions	1,191,416

Deductions:
Benefits paid to participants	490,804
Administrative expenses	1,509
Total deductions	492,313

Net increase	699,103

Net transfer from other plans	36,998

Net assets available for benefits:
Beginning of year	5,012,860

End of year	$5,748,961

The accompanying notes are an integral part of these financial statements.

The Quest Diagnostics Profit Sharing Plan
December 31, 2021 and 2020
Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

    Background - The Quest Diagnostics Profit Sharing Plan (formerly The Profit Sharing Plan of Quest Diagnostics Incorporated) (the “Plan”) is a defined contribution plan. The Plan was established by Quest Diagnostics Incorporated ("Quest Diagnostics" or the "Company"), which is the parent entity of a controlled group of corporations and other entities (the "Quest Control Group"). Effective August 15, 2021, sponsorship of the Plan was transferred from the Company to Quest Diagnostics Clinical Laboratories, Inc. (the "Plan Sponsor"), a wholly owned subsidiary of the Company. The Plan provides retirement benefits to eligible employees of the Quest Control Group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

    Eligibility and Participant Contributions - Eligible employees can participate in the Plan as soon as administratively feasible upon becoming an employee of a member of the Quest Control Group. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code (the "Code"), are permissible for eligible participants. Participants may modify their contribution percentage at any time.

    Employer Matching Contributions - Members of the Quest Control Group match 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Quest Control Group. Employer matching contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted.

    Participant Accounts - A separate individual account is established for each Plan participant. Each participant's account is credited with the participant's contributions and the employer matching contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

    Vesting - Participants immediately vest in their voluntary contributions and employer matching contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

    Investment Options - Participants may elect to have their voluntary contributions and employer matching contributions invested in any or all of the available investment options, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and employer matching contributions invested in shares of the Company's common stock through the Quest Diagnostics stock fund. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.

    Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics stock fund. In addition, participants can transfer monies into the Quest Diagnostics stock fund only to the extent the percentage of holdings in the Quest Diagnostics stock fund after the transfer remains below 25% of the participant's entire account balance.

    Participants may elect to receive their dividends on investments in the Quest Diagnostics stock fund as a taxable cash payment or to have those dividends automatically reinvested.

    Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

    Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

The Quest Diagnostics Profit Sharing Plan
December 31, 2021 and 2020
Notes to Financial Statements (dollars in thousands) - continued

    Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. The forfeiture activity and account balance was not material as of December 31, 2021 and 2020.

    Parties-in-Interest - Certain investments of the Plan, as of December 31, 2021 and 2020, are shares of mutual funds and collective funds managed by FMRC. These transactions qualify as party-in-interest transactions.

    The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics stock transactions qualify as party-in-interest transactions. As of December 31, 2021 and 2020, the total fair value of the Plan's investment in Quest Diagnostics stock was $419,743 and $311,954, respectively. During 2021, there were no purchases of Quest Diagnostics stock by the Plan and sales of Quest Diagnostics stock by the Plan were $27,093.

    In addition, the Plan receives revenue sharing credits, as described below, which is considered a party-in-interest transaction.

    Revenue Sharing Credits - A portion of the operating expenses and management fees are paid by the Plan using revenue sharing credits which are included in net appreciation in fair value of investments.  Any amount in excess of the fees is allocated to participant accounts.  Revenue sharing credits earned for the year ended December 31, 2021 were $3,927. During the year ended December 31, 2021, $1,237 of revenue sharing credits were used for permissible management and recordkeeping fees, and $3,822 of revenue sharing credits were allocated to participant accounts. As of December 31, 2021 and 2020, the revenue sharing credit balance was $2,523 and $3,655, respectively.

    Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. Except with respect to pre-existing loans transferred or merged into the Plan and as set forth below, a participant may have only one outstanding loan at a time and loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case a period of up to ten years is permitted. Loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1%. Rates range from 3.75% to 10.25%; maturities vary by participant. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to Fidelity Management Trust Company ("FMTC"). Actively employed participants can also submit a partial loan repayment directly to FMTC outside the normal payroll deductions, accelerating the payoff date. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

    During the period from March 27, 2020 through January 31, 2021, participants were permitted to obtain a loan even if the participant had a loan outstanding and the maximum number of loans was increased to two for so long as both such loans are outstanding.

    In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2021 and 2020, the carrying value of the Plan's notes receivable from participants was $81,523 and $97,221, respectively.

    Plan Administration - The plan administrator is the Benefits Administration Committee (the "Plan Administrator"), which is appointed by the Plan Sponsor's Board of Directors. The Plan's trustee and recordkeeper for the Plan investments are FMTC and Fidelity Investments Institutional Operations Company LLC., respectively.

    Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 22, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan, which has been amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

    Accounting principles generally accepted in the United States (“US GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely

The Quest Diagnostics Profit Sharing Plan
December 31, 2021 and 2020
Notes to Financial Statements (dollars in thousands) - continued

than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

    Administrative Expenses - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Quest Control Group. Loan origination and certain distribution fees are charged against participant accounts.

    Investment Management Fees - Investment management fees and operating expenses charged to the Plan for investments in the Plan are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Plan Termination - The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if employer matching contributions are completely discontinued.

    Net Transfer from Other Plans - Following the acquisition of the remaining 56% interest in Mid America Clinical Laboratories, LLC ("MACL") by the Company, Mid America Clinical Laboratories Retirement Savings Plan was merged into the Plan on June 21, 2021.

2.    Summary of Significant Accounting Policies

    Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and employer matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

    Benefits paid to participants - Benefits payments to participants are recorded when paid.

    Valuation of Investments - Investments are stated at fair value at year end. Refer to Note 3 for additional information related to the valuation of Plan investments.

    Security Transactions and Income - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from investments is recorded as earned on an accrual basis.

    Net appreciation in fair value of investments represents the Plan's net realized and unrealized gains (losses) on investments held by the Plan.

    Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

    Refundable Contributions - The Plan completes non-discrimination testing annually to ensure compliance with the Code. For the years ended December 31, 2021 and 2020, excess contributions determined as a result of the Actual Deferral Percentage test of $24 and $1,519 were netted against participant contributions in the Statement of Changes in Net Assets

The Quest Diagnostics Profit Sharing Plan
December 31, 2021 and 2020
Notes to Financial Statements (dollars in thousands) - continued

Available for Benefits, reflected in other liabilities in the Statements of Net Assets Available for Benefits and were paid to Plan in 2022 and 2021, respectively.

3.    Fair Value Measurements

    Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

    Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

    During the year ended December 31, 2021, certain investments in shares of preferred stock, which were previously classified in Level 3 of the fair value hierarchy, converted into shares of publicly traded common stock, which are now classified within Level 1 of the fair value hierarchy. Excluding this, there was no transfer between levels.

    The following table provides a summary of the assets in the Plan that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
December 31, 2021	Total	Level 1	Level 2	Level 3
Mutual funds	$3,823,016	$3,823,016	$—	$—
Quest Diagnostics common stock	419,743	419,743	—	—
Other common stock	275,531	272,444	—	3,087
Preferred stock	610	610	—	—
Subtotal	$4,518,900	$4,515,813	$—	$3,087

Investments measured at NAV as a practical expedient: (A)	1,142,964

Total investments, at fair value	$5,661,864

The Quest Diagnostics Profit Sharing Plan
December 31, 2021 and 2020
Notes to Financial Statements (dollars in thousands) - continued

		Basis of Fair Value Measurements
December 31, 2020	Total	Level 1	Level 2	Level 3
Mutual funds	$3,494,729	$3,494,729	$—	$—
Quest Diagnostics common stock	311,954	311,954	—	—
Other common stock	227,729	227,685	—	44
Preferred stock	1,993	1,250	—	743
Subtotal	$4,036,405	$4,035,618	$—	$787

Investments measured at NAV as a practical expedient: (A)	881,278

Total investments, at fair value	$4,917,683

(A)    Certain investments, including the Collective Funds, that were measured at fair value using the net asset value ("NAV") per share (or its equivalent) practical expedient were not classified in the fair value hierarchy. There are no unfunded commitments or redemption restrictions related to these investments.

    Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used as of December 31, 2021 and 2020.

    Mutual Funds: Valued at the NAV of shares held by the Plan at year end reported on an active market.

    Quest Diagnostics Common Stock, Other Common Stock and Preferred Stock classified as level 1: Valued at the closing price reported on the active market on which the individual securities are traded.

    Other Common Stock and Preferred Stock classified as level 3: Valued using a valuation technique based on available information, which may consider market-based valuation multiples; a discount or premium from market value of a similar, freely traded equity security of the same issuer; or some combination.  These fair value measurements are classified within Level 3 of the fair value hierarchy as the fair value is based on significant inputs that are not observable.

    Collective Funds: Valued at NAV per unit as determined by the trustee at year end. The NAV is used as a practical expedient to estimate fair value.

    The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Commitments and Contingencies

     In 2020, two putative class action lawsuits were filed in the U.S. District Court for New Jersey against the Company and other defendants with respect to the Plan. The complaint alleges, among other things, that the fiduciaries of the Plan breached their duties by failing to disclose the expenses and risks of plan investment options, allowing unreasonable administration expenses to be charged to plan participants, and selecting and retaining high cost and poor performing investments. The Plan itself is not named as a defendant. In October 2020, the court consolidated the two lawsuits under the caption In re: Quest Diagnostics ERISA Litigation and plaintiffs filed a consolidated amended complaint. In May 2021, the court denied the Company's motion to dismiss the complaint.

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2021 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual Fund	***	$35,753
	T Rowe Price Government Reserve Investment Fund	Mutual Fund	***	712
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	***	55,182
	Vanguard Total Bond Market Index Fund - Institutional Plus Share Class	Mutual Fund	***	120,310
	MFS Global Equity Fund Class R4	Mutual Fund	***	22,631
*	Fidelity Diversified International Fund Class K	Mutual Fund	***	108,894
*	Fidelity Freedom K 2005 Fund	Mutual Fund	***	6,108
*	Fidelity Freedom K 2010 Fund	Mutual Fund	***	21,248
*	Fidelity Freedom K 2015 Fund	Mutual Fund	***	64,627
*	Fidelity Freedom K 2020 Fund	Mutual Fund	***	223,848
*	Fidelity Freedom K 2025 Fund	Mutual Fund	***	421,536
*	Fidelity Freedom K 2030 Fund	Mutual Fund	***	471,038
*	Fidelity Freedom K 2035 Fund	Mutual Fund	***	386,000
*	Fidelity Freedom K 2040 Fund	Mutual Fund	***	296,255
*	Fidelity Freedom K 2045 Fund	Mutual Fund	***	221,694
*	Fidelity Freedom K 2050 Fund	Mutual Fund	***	140,596
*	Fidelity Freedom K 2055 Fund	Mutual Fund	***	70,039
*	Fidelity Freedom K 2060 Fund	Mutual Fund	***	28,365
*	Fidelity Freedom K 2065 Fund	Mutual Fund	***	3,701
*	Fidelity Freedom K Income Fund	Mutual Fund	***	16,071
*	Fidelity Puritan Fund Class K	Mutual Fund	***	435,101
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual Fund	***	585,731
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	Mutual Fund	***	87,576
	Total Interest in Mutual Funds			$3,823,016

*	Fidelity Managed Income Portfolio II - Class 3	Collective Fund	***	$230,372
*	Fidelity Contrafund Comingled Pool	Collective Fund	***	383,427
*	Fidelity OTC Comingled Pool	Collective Fund	***	324,290
	GW&K Small/Mid Cap Fund	Collective Fund	***	169,903
	Prudential Core Plus Bond Fund Class 5	Collective Fund	***	33,855
	State Street Short Term Investment Fund	Collective Fund	***	1,117
	Total Interest in Collective Funds			$1,142,964

*	Quest Diagnostics Incorporated	Common Stock	***	$419,743

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2021 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Abbvie Inc	Other Common Stock	***	$1,692
	Advanced Micro Devices Inc	Other Common Stock	***	1,353
	Alphabet Inc Cl A	Other Common Stock	***	13,335
	Alphabet Inc Cl C	Other Common Stock	***	6,091
	Amazon.Com Inc	Other Common Stock	***	13,734
	Ameren Corp	Other Common Stock	***	1,063
	American International Group	Other Common Stock	***	3,207
	Amphenol Corporation Cl A	Other Common Stock	***	1,988
	Anthem Inc	Other Common Stock	***	3,033
	Apple Inc	Other Common Stock	***	9,524
	Applied Materials Inc	Other Common Stock	***	1,532
	Aptiv Plc	Other Common Stock	***	872
	Asml Hldg Nv (Ny Reg Shs) New York Registered Shar	Other Common Stock	***	2,909
	Aurora Innovation Inc Class B	Other Common Stock	***	198
	Avalonbay Communities Inc Reit	Other Common Stock	***	1,179
	Avantor Inc	Other Common Stock	***	1,651
	Bank Of America Corporation	Other Common Stock	***	2,172
	Becton Dickinson & Co	Other Common Stock	***	2,985
	Block Inc Cl A	Other Common Stock	***	392
	Boeing Co	Other Common Stock	***	645
	Bunge Limited	Other Common Stock	***	678
	Carvana Co Cl A	Other Common Stock	***	984
	Centene Corp	Other Common Stock	***	89
	Cf Industries Holdings Inc	Other Common Stock	***	1,239
	Chipotle Mexican Grill Inc	Other Common Stock	***	1,010
	Chubb Ltd	Other Common Stock	***	2,585
	Cigna Corp	Other Common Stock	***	4,730
	Cisco Systems Inc	Other Common Stock	***	1,096
	Citigroup Inc	Other Common Stock	***	223
	Citrix Systems Inc	Other Common Stock	***	875
	Coca Cola Co	Other Common Stock	***	991
	Comcast Corp Cl A	Other Common Stock	***	1,452
	Conagra Brands Inc	Other Common Stock	***	854
	Conocophillips	Other Common Stock	***	1,465
	Costar Group Inc	Other Common Stock	***	18
	Coupang Inc A	Other Common Stock	***	669
	Cummins Inc	Other Common Stock	***	952
	CVS Health Corp	Other Common Stock	***	1,043
	Disney (Walt) Co	Other Common Stock	***	1,440

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2021 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Dollar General Corp	Other Common Stock	***	$1,964
	Doordash Inc	Other Common Stock	***	220
	Draftkings Inc Cl A	Other Common Stock	***	377
	Elanco Animal Health Inc	Other Common Stock	***	634
	Entergy Corp	Other Common Stock	***	808
	Equitable Holdings Inc	Other Common Stock	***	1,316
	Exxon Mobil Corp	Other Common Stock	***	1,223
	Farfetch Ltd Cl A	Other Common Stock	***	417
	Fifth Third Bancorp	Other Common Stock	***	1,959
	Fiserv Inc	Other Common Stock	***	3,540
	Fortinet Inc	Other Common Stock	***	2,632
	Fox Corporation B	Other Common Stock	***	362
	General Electric Co	Other Common Stock	***	3,551
	Global Payments Inc	Other Common Stock	***	2,336
	Goldman Sachs Group Inc	Other Common Stock	***	1,308
	Hashicorp Inc	Other Common Stock	***	125
	Hca Healthcare Inc	Other Common Stock	***	1,778
	Hologic Inc	Other Common Stock	***	932
	Humana Inc	Other Common Stock	***	1,315
	Huntington Bancshares Inc	Other Common Stock	***	1,032
	Iac/Interactivecorp	Other Common Stock	***	762
	Illinois Tool Works Inc	Other Common Stock	***	1,187
	Ingersoll Rand Inc	Other Common Stock	***	1,656
	International Flavors & Fragra	Other Common Stock	***	1,492
	International Paper Co	Other Common Stock	***	2,106
	Intuit Inc	Other Common Stock	***	6,149
	Intuitive Surgical Inc	Other Common Stock	***	3,362
	Johnson & Johnson	Other Common Stock	***	1,810
	Kimberly Clark Corp	Other Common Stock	***	1,360
	Kohls Corp	Other Common Stock	***	525
	Las Vegas Sands Corp	Other Common Stock	***	661
	Live Nation Entertainment Inc	Other Common Stock	***	1,023
	Lululemon Athletica Inc	Other Common Stock	***	1,155
	Magna Intl Inc	Other Common Stock	***	876
	Marketaxess Hldgs Inc	Other Common Stock	***	240
	Marsh & Mclennan Cos Inc	Other Common Stock	***	1,153
	Mastercard Inc Cl A	Other Common Stock	***	2,045
	Match Group Inc	Other Common Stock	***	1,281
	Medtronic Plc	Other Common Stock	***	1,553

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2021 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Merck & Co Inc New	Other Common Stock	***	$1,193
	Meta Platforms Inc Cl A	Other Common Stock	***	9,197
	Metlife Inc	Other Common Stock	***	2,007
	Microsoft Corp	Other Common Stock	***	21,249
	Mongodb Inc Cl A	Other Common Stock	***	1,415
	Morgan Stanley	Other Common Stock	***	1,191
	Netflix Inc	Other Common Stock	***	3,013
	News Corp New Cl A	Other Common Stock	***	980
	Nextera Energy	Other Common Stock	***	1,339
	Nielsen Holdings Plc	Other Common Stock	***	405
	Nike Inc Cl B	Other Common Stock	***	1,091
	Nvidia Corp	Other Common Stock	***	2,678
	Nxp Semiconductors Nv	Other Common Stock	***	705
	Paypal Hldgs Inc	Other Common Stock	***	1,173
	Peloton Interactive Inc Cl A	Other Common Stock	***	383
	Perrigo Co Plc	Other Common Stock	***	192
	Pfizer Inc	Other Common Stock	***	1,384
	Philip Morris Intl Inc	Other Common Stock	***	1,255
	Qualcomm Inc	Other Common Stock	***	2,545
	Rivian Automotive Inc	Other Common Stock	***	3,835
	Rockwell Automation Inc	Other Common Stock	***	695
	Ross Stores Inc	Other Common Stock	***	2,528
	S&P Global Inc	Other Common Stock	***	1,110
	Salesforce Inc	Other Common Stock	***	3,452
	Schwab Charles Corp	Other Common Stock	***	3,096
	Sempra Energy	Other Common Stock	***	1,759
	Sentinelone Inc	Other Common Stock	***	727
	Servicenow Inc	Other Common Stock	***	2,580
	Shopify Inc Cl A	Other Common Stock	***	501
	Siemens Ag Spon Adr	Other Common Stock	***	1,089
	Signature Bank	Other Common Stock	***	462
	Snap Inc - A	Other Common Stock	***	2,245
	Snowflake Inc Cl A	Other Common Stock	***	153
	Southern Co	Other Common Stock	***	2,789
	Southwest Airlines Co	Other Common Stock	***	695
	Splunk Inc	Other Common Stock	***	900
	Spotify Technology Sa	Other Common Stock	***	2,131
	Stericycle Inc	Other Common Stock	***	745

The Quest Diagnostics Profit Sharing Plan
EIN: #38-2084239 Plan: #333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2021 (dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value
	Stripe Inc Class B Pp	Other Common Stock	***	$117
	Stryker Corp	Other Common Stock	***	3,046
	Synopsys Inc	Other Common Stock	***	1,702
	Tc Energy Corp	Other Common Stock	***	783
	Te Connectivity Ltd	Other Common Stock	***	882
	Tesla Inc	Other Common Stock	***	497
	Texas Instruments Inc	Other Common Stock	***	1,463
	The Booking Holdings Inc	Other Common Stock	***	1,600
	Thermo Fisher Scientific Inc	Other Common Stock	***	1,036
	Tjx Companies Inc New	Other Common Stock	***	1,796
	Totalenergies Se Adr	Other Common Stock	***	2,690
	Tyson Foods Inc Cl A	Other Common Stock	***	1,492
	Uipath Inc A	Other Common Stock	***	676
	United Parcel Service Inc Cl B	Other Common Stock	***	3,170
	Unitedhealth Group Inc	Other Common Stock	***	4,411
	Vertex Pharmaceuticals Inc	Other Common Stock	***	1,135
	Visa Inc Cl A	Other Common Stock	***	2,914
	Walmart Inc	Other Common Stock	***	1,396
	Warner Music Grp Corp Cl A	Other Common Stock	***	344
	Wells Fargo & Co	Other Common Stock	***	4,012
	Welltower Inc	Other Common Stock	***	800
	Weyerhaeuser Co	Other Common Stock	***	2,197
	Workday Inc Cl A	Other Common Stock	***	453
	Zimmer Biomet Hldgs Inc	Other Common Stock	***	1,316
	Zoom Video Communications Inc Cl A	Other Common Stock	***	543
	Total Interest in Other Common Stock			$275,531

	Becton Dickinson And Co 6.5% PC 06/01/2023	Preferred Stock	***	$216
	Elanco Animal Health Inc 5% PC 02/01/2023	Preferred Stock	***	29
	Southern Company PC 6.75% 08/01/2022	Preferred Stock	***	365
	Total Interest in Preferred Stock			$610

	Investments at Fair Value			$5,661,864

*	Notes Receivable from Participants**	Loans		$81,523

	TOTAL			$5,743,387

*	Party-in-interest to the Plan.
**	Rates range from 3.75% to 10.25%; maturities vary by participant.
***	The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Quest Diagnostics Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 23, 2022

The Quest Diagnostics Profit Sharing Plan

By:	/s/ Cecilia K. McKenney
Cecilia K. McKenney
Senior Vice President, Chief Human Resources Officer and Member of the Benefits Administration Committee of Quest Diagnostics Clinical Laboratories, Inc.